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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   AMENDMENT
                                     NO. 3

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             OMC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                           DETROIT DIESEL CORPORATION
                                   (BIDDERS)

                          COMMON STOCK, $.15 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                         (CUSIP NUMBER OF COMMON STOCK)

                              TIMOTHY D. LEULIETTE
                                 VICE CHAIRMAN
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-7231
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------
                                    Copy to:

                              JOHN F. FARMER, ESQ.
                                 VICE PRESIDENT
                              AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-7111
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     This Amendment No. 3 (this "Amendment") is to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") that relates to the offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation, to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation, at a purchase price of $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal each dated July 15, 1997 (which, as amended from time to time, together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 25, 1997, unless extended in accordance with the Offer. The Statement was filed with the Securities and Exchange Commission on July 15, 1997.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Offer and the Statement.

ITEM 10. ADDITIONAL INFORMATION

     In accordance with the Offer, the Offeror has extended the Offer. The Offer will now expire at 12:00 midnight, New York City time, on September 3, 1997, unless extended in accordance with the Offer.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1997                    OMC ACQUISITION CORP.

                                          By:  /s/ TIMOTHY D. LEULIETTE

                                          --------------------------------------
                                            Name: Timothy D. Leuliette
                                            Title: Vice Chairman

                                          DETROIT DIESEL CORPORATION

                                          By:  /s/ TIMOTHY D. LEULIETTE

                                          --------------------------------------
                                            Name: Timothy D. Leuliette
                                            Title: Vice Chairman
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                                 EXHIBIT INDEX

                                                                               PAGE
   EXHIBIT                             DESCRIPTION                             NO.
   -------                             -----------                             ----
99.(a)(1)*  -- Offer to Purchase, dated July 15, 1997.
99.(a)(2)*  -- Letter of Transmittal.
99.(a)(3)*  -- Letter from Chase Securities Inc., as Dealer Manager, to
               Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
99.(a)(4)*  -- Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees to Clients.
99.(a)(5)*  -- Notice of Guaranteed Delivery.
99.(a)(6)*  -- Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
99.(a)(7)*  -- Summary Announcement, dated July 15, 1997.
99.(a)(8)*  -- Press Release issued by DDC on July 9, 1997.
99.(a)(9)*  -- Press Release issued by DDC on July 10, 1997.
99.(a)(10)* -- Press Release issued by DDC on August 11, 1997.
99.(a)(11)  -- Press Release issued by DDC on August 26, 1997.
99.(b)(1)*  -- Financing Commitment Letter, dated June 25, 1997, among DDC,
               The Chase Manhattan Bank and Chase Securities Inc.
99.(c)(1)*  -- Agreement and Plan of Merger, dated July 8, 1997, among DDC, the Offeror and the Company.
99.(d)       -- None.
99.(e)       -- Not applicable.

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* Previously filed